Exhibit 99.1

NEWS RELEASE

Endeavour Silver Initiates Two $500,000, 5 Year Scholarship Programs for Earth Sciences at Queens University and The University of British Columbia

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Vancouver, Canada – January 17, 2012 – Bradford Cooke, Chairman and CEO of Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) is pleased to announce that the Company has initiated two $500,000, 5 year scholarship programs for the Earth Sciences at The University of British Columbia in Vancouver, BC and Queens University in Kingston, ON.

Endeavour has initiated funding of $100,000 per year for five years to each of Queens and UBC in order to fund undergraduate and graduate scholarships as well as other forms of financial assistance for students of the Earth Sciences, with the focus on studies in economic geology, mining and metallurgy.

At The University of British Columbia, 80% of the funding will go towards an Endowment Fund to permanently fund two scholarships, the Endeavour Silver Corp. Undergraduate Scholarships in Earth and Ocean Sciences and the Endeavour Silver Corp. Graduate Scholarships in Earth and Ocean Sciences, and 20% will go directly towards funding these Scholarships for the first 5 years until the Endowment Fund reaches critical mass. The two awards are based on academic excellence and preference is given to students with a particular interest in economic geology.  The first 5 Undergraduate Scholarships and initial 3 Graduate Scholarships were granted in October 2011 to kick off the program.

At Queens University, 70% of the funding will go towards an Endowment Fund to permanently fund two scholarships, the Endeavour Silver Corp. Undergraduate Scholarships and the Endeavour Silver Corp. Graduate Awards, 15% will go directly towards funding these Scholarships and Awards for the first 5 years until the Endowment Fund reaches critical mass, and 15% will be used to create a Geology Teaching Assistant Fund. The Scholarships and Awards are based on academic excellence and preference is given to students with a particular interest in economic geology, mineral exploration and geological engineering.

Mr. Cooke commented, “It is common knowledge that the exploration and mining sectors are suffering from an industry-wide shortage of skilled professionals.  Endeavour Silver has enjoyed some success in recent years and we feel it is both important and timely to start attracting and financing more top students in economic geology and related studies.  We are therefore thrilled to be able to offer these two Endeavour Silver scholarship programs.”

Each of Endeavour’s CEO, COO and CFO graduated from UBC, Queens or both.  Endeavour’s founder, Mr. Cooke, graduated from Queens University in 1976 with a B.Sc. (Honours) degree in Geology, spent four years working in mineral exploration for major mining and oil companies, then returned to post-graduate studies at UBC where he received a M.Sc. Geology degree in 1984.  Godfrey Walton, Endeavour’s President and COO, completed post-graduate studies at Queens University where he received a M.Sc. Geology degree in 1978.  Dan Dickson, CFO of Endeavour, graduated in 2002 from UBC with a B. Comm. Degree in Accounting.

Dr. Greg Dipple, Head of the Department of Earth and Ocean Sciences at UBC, stated, “I am very pleased that Endeavour Silver has offered such generous support to our undergrad and graduate students.  I understand eight students will benefit this year, and similar numbers of students will benefit annually for many years to come as a result of this permanent endowment.  This is a great investment in and, vote of confidence for, our talented students and for our Department.  For generations, EOS has maintained a close collaboration with the mineral exploration industry and great companies such as Endeavour Silver. We look forward to continuing this great tradition.”

Dr. Jean Hutchinson, Head of the Department of Geological Sciences and Geological Engineering at Queens University, stated, “We are extremely grateful for the generosity and foresight shown by Endeavour Silver in its donations to create undergraduate and graduate scholarships, as well as a set of Teaching Assistantships here at Queen's University.  These innovative initiatives will help us to educate the next generation of highly qualified personnel for the mineral industry, which is currently facing a skills shortage.  We are proud to be associated with Endeavour Silver in this initiative.”

Endeavour Silver has also funded scholarship programs in Mexico for several years now.  Because of the need for skilled trades personnel as well as mining professionals, Endeavour’s programs in Mexico include school funding for both employees and their children in order to complete elementary school, high school and university studies.  In 2011, Endeavour funded 34 children in elementary school, 45 children and 2 employees in high school, plus 12 undergraduates and 2 graduates in university programs.

In addition to the foregoing scholarship programs, Endeavour runs its own Mining Skills training programs in order to give young people the skills they need to enter the mining industry.  These programs include hands-on instruction in mine safety, mine services, jack-leg drilling, jumbo drilling, scoop tramming and underground trucking.  Several dozen graduates of our Mining Skills training programs are now Company employees.

Social responsibility at Endeavour means more than just conducting our business in an ethical manner. We aim to improve the quality of life for every employee and each community in which we work.  Endeavour is motivated to make a positive difference in people's lives. We care about our people.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.